

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 9, 2009

David A. Dodge
Interim Chief Financial Officer
SmarTire Systems Inc.
5781 Lee Boulevard, Suite 208, Box #243
Lehigh Acres, FL 33971

> **Re:** **SmarTire Systems Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 15, 2009**
> **File No. 0-24209**

Dear Mr. Dodge:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a summary term sheet. See Item 14(b)(1) of Schedule 14A.

2. Please revise the filing for the order of your seven proposals to be consistent with the order of the proposals in your notice of the meeting of shareholders.

3.   It does not appear that shareholders are being asked to approve the first proposal in the
        Notice of Annual and Special Meeting of Shareholders. Please advise or revise.

Appointment of Proxy, page 2

4.   You refer to the enclosed proxy form but the proxy form is not enclosed. Please revise.

Change in Control, page 9

5.   Please tell us where you have filed as an exhibit the December 4, 2008 voting trust
        agreement.

Proposal 1 – Sale of Assets, page 10

6.   We note that as of December 11, 2008, you completed the sale of substantially all of your
        business, comprising substantially all of your assets and certain of your liabilities for a sale
        price of $2.5 million in cash at closing, plus a minimum earn-out of $500,000. As this
        proxy statement solicits authorization for the disposal of a significant business, please
        revise to include pro forma financial information giving effect to the disposal for the latest
        complete fiscal year and subsequent interim period. In this regard, assuming the disposal
        qualifies as a discontinued operation, present the pro forma operating information for each
        of the past 2 years and interim periods. Also, pursuant to Instruction 4(ii) to Item 2.01 of
        Form 8-K and Rule 11-01(b)(2) of Regulation S-X, please file an Item 2.01 Form 8-K to
        include pro forma financial statements depicting the disposition as required. Please note
        that you may not be considered a timely filer since you have not filed the required financial
        statements for this disposition within the prescribed timeframe and that this may impact
        your eligibility to use certain forms to register your securities under the Securities Act of
        1933.

7.   We note that the proxy statement is soliciting authorization for the disposal of a significant
        portion of your business. Please revise to include (or incorporate by your reference) your
        audited financial statements for each of the two most recent fiscal years and unaudited
        interim period financial statements. Also, please include your pro forma financial
        information giving effect to the disposal for the latest complete fiscal year and subsequent
        interim period; if the disposal qualifies as a discontinued operation, the pro forma operating
        information should be presented for each of the past two years and interim periods. See the
        Division of Corporation Finance's July 2001 Interim Supplement to Publicly Available
        Telephone Interpretations, Section H6 and Item 13 of Schedule 14A.

8.   Please reconcile the disclosure that you have completed the sale of substantially all of your
        business with disclosure elsewhere in the filing that you are asking shareholders to approve
        the sale.

Material Terms of Asset Sale, page 10

9.   Please expand the first bullet to quantify the amount that Xentenial Holdings Limited and its affiliates will receive of the $2.5 million and $500,000.

10.   Please expand this section to disclose the material terms of the earn-out provisions. Also, disclose whether your Net TPM Product Sales have exceeded the sales thresholds disclosed in section 2.02 of exhibit 9.1 of your Form 8-K filed December 12, 2008.

11.   Please provide a narrative discussion of (1) the liabilities that you will retain after the sale of assets and (2) the assets that you will retain after the sale, including how they are valued.

12.   Please tell us where you have filed as exhibits the liquidation agreement and the bridge note. We note the references to the agreement and the bridge note in the ninth and tenth bullets of this section.

13.   Please disclose the material terms of the liquidation agreement and the winding down of your business. We note the disclosure on page 21 of your Form 10-KSB for the fiscal year ended July 31, 2008 that you agreed to a "wind down plan" in connection with the liquidation agreement.

Reasons for the Asset Sale, page 11

14.   Please disclose your discussions and negotiations for the sale of your assets with parties other than Bendix CVS Canada, Inc. For example, we note the disclosure of (1) three parties interested in purchasing your assets in the fourth bullet of this section and (2) significant due diligence efforts by all potential buyers in the fifth bullet of this section.

15.   Please expand the disclosure to discuss the negotiations with Bendix. We note the reference on page 12 to negotiate the best possible terms with Bendix.

16.   Please provide the disclosure required by Item 14(b)(6) of Schedule 14A. We note the disclosure in the (1) fifth bullet of this section that two consultants aided in developing a valuation and (2) the last paragraph on page 12 that the board's evaluation was based on the advice of their financial advisors.

17.   If the board conducted any material analyses regarding the consideration to be received for the sale of assets, please tell us why you have not disclosed those analyses.

18.   Please disclose how the board determined the consideration to be received for the sale in recommending investors vote for the proposal.

19.   Please disclose whether the board believes the proposed sale was fair to and in the best interests of shareholders. We note the disclosure in the second paragraph on page 12 that the board determined the proposed sale would be in your best interest.

20.   Please tell us, with a view to disclosure, whether the board considered in recommending the sale that Bendix does not assume any portion of the $44 million of debt obligations but acquires substantially all of the assets. We note the disclosure on page 13 of the debt obligations.

Shareholder Rights after the Asset Sale, page 13

21.   Please tell us, with a view to disclosure, whether you intend to have the convertible debt of $44 million converted into shares of your common stock. We note the disclosure (1) on page 13 of your Form 10-KSB that you are obligated to issue approximately 537 billion shares of common stock under all your securities and commitments as of December 19, 2008 and (2) on pages F-2 and F-27 of your Form 10-KSB that you have an unlimited number of authorized common shares.

22.   Please tell us whether the sale of assets is the first step in a going private transaction. For example, we note the disclosure (1) in this section that you do not expect to become current with your SEC filings in the foreseeable future and (2) in the last full paragraph on page 13 that you do not expect to satisfy your outstanding liabilities and fund operating expenses.

23.   Please tell us when you plan to file your Form 10-Q for the quarter ended October 31, 2008.

Our Business After the Asset Sale, page 13

24.   Please expand this section to (1) briefly describe the patents and (2) disclose the amount you have received from pursuing litigation in connection with prior infringements.

25.   Please quantify the amount of assets and liabilities you will retain after the asset sale.

26.   Please expand this section to discuss the (1) projected budget through December 31, 2009 disclosed in the first bullet on page 11 of this filing and (2) the wind down plan disclosed on page 21 of your Form 10-KSB.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Special Counsel